SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Enstar Group Limited
(Name of Issuer)

Voting Ordinary Shares
(Title of Class of Securities)

G3075P101
(CUSIP Number)

Richard A. Hornung

Hillhouse Capital Advisors, Ltd.

20 Genesis Close

George Town, Grand Cayman

KY1-1103 Cayman Islands

+ 345-749-8643

With a copy to:

Eleazer N. Klein, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, NY 10022

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 31, 2019
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 6 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G3075P101	SCHEDULE 13D/A	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON Hillhouse Capital Advisors, Ltd.*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 543,487 Voting Ordinary Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 543,487 Voting Ordinary Shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 543,487 Voting Ordinary Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.0% (See Item 2)
14	TYPE OF REPORTING PERSON IA

* The original Schedule 13D filed with the Securities and Exchange Commission with respect to the Voting Ordinary Shares held by the Hillhouse Entities (as defined in Item 2 hereof) prior to the date hereof was filed by Hillhouse Capital Management, Ltd. (CIK 0001510589), which, due to an internal reorganization, is no longer the Reporting Person with respect to the Voting Ordinary Shares held by the Hillhouse Entities.

CUSIP No. G3075P101	SCHEDULE 13D/A	Page 3 of 6 Pages

Item 1.	Security and Issuer

This Schedule 13D relates to the voting ordinary shares, par value $1.00 per share (the "Voting Ordinary Shares") of Enstar Group Limited, an exempted Bermuda company (the "Issuer"), the principal executive offices of which are located at Windsor Place, 3rd Floor, 22 Queen Street, Hamilton HM JX, Bermuda.

Item 2.	Identity and Background

This Schedule 13D is filed by Hillhouse Capital Advisors, Ltd., an exempted Cayman Islands company ("HCA" or the "Reporting Person"). HCA acts as the sole general partner of YHG Investment, L.P. ("YHG") and the sole management company of Gaoling Fund, L.P. ("Gaoling", and together with YHG, the "Hillhouse Entities"). HCA is hereby deemed to be the sole beneficial owner of, and to solely control the voting and investment power of, the Voting Ordinary Shares held by the Hillhouse Entities.

This Schedule 13D/A reflects an internal reorganization of the Reporting Person and certain of its affiliates. Hillhouse Capital Management, Ltd., an affiliate of the Reporting Person, is separately filing a Schedule 13D/A with respect to the Voting Ordinary Shares held by certain of their affiliates. The management of the securities reported herein was transferred from Hillhouse Capital Management, Ltd. to HCA effective on March 31, 2019.

The principal business of HCA is investment management and its business address is c/o DMS House, 20 Genesis Close, George Town, Grand Cayman, Cayman Islands KY1-1103. The directors of HCA are Jun Shen ("Mr. Shen") and Colm O'Connell ("Mr. O'Connell"). Mr. Shen and Mr. O'Connell are employees of HCA and Mr. Lei Zhang is the President of HCA.

During the past five years neither the Reporting Person nor, to the best knowledge of the Reporting Person, any of its directors or executive officers has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violation with respect to such laws.

The filing of this statement should not be construed as an admission that the Reporting Person is, for the purposes of Section 13 of the Act, the beneficial owner of the Voting Ordinary Shares reported herein.

Item 3.	Source and Amounts of Funds or Other Consideration

Except as described in Item 4, the Hillhouse Entities used internally generated funds to purchase securities of the Issuer. The Hillhouse Entities used a total of $93,442,689.50 in the aggregate, excluding brokerage commissions, to acquire the Voting Ordinary Shares reported in this Schedule 13D as being held by them.

CUSIP No. G3075P101	SCHEDULE 13D/A	Page 4 of 6 Pages

Item 4.	Purpose of Transaction

The Reporting Person acquired the Voting Ordinary Shares to which this Schedule 13D relates for investment purposes in the ordinary course of business, and not with the purpose nor with the effect of changing or influencing the control or management of the Issuer. An employee of the Reporting Person, Mr. Jie, serves on the board of directors of the Issuer (the "Board").

Except as disclosed in this Schedule 13D, the Reporting Person currently has no plans or proposals that relate to or would result in any transaction, event or action enumerated in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Person and its representatives may from time to time engage in discussions with members of management, and the Board, other current or prospective shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals and other third parties regarding a variety of matters relating to the Issuer, which may include, among other things, the Issuer’s business, management, capital structure and allocation, corporate governance, Board composition and strategic alternatives and direction, as well as pursue other plans or proposals that relate to or could result in any of the matters set forth in clauses (a)-(j) of Item 4 of Schedule 13D.

The Reporting Person intends to review its investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer's financial position, results and strategic direction, actions taken by the Issuer's management and the Board, price levels of the Securities (as defined below), other investment opportunities available to the Reporting Person, conditions in the securities market and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to its investment in the Issuer as it deems appropriate, including, without limitation, exchanging information with the Issuer or other third parties pursuant to appropriate confidentiality or similar agreements; proposing changes in the Issuer's operations, management, Board, governance or capitalization; acquiring additional equity, debt, notes, instruments or other securities of the Issuer (collectively, "Securities") or disposing of some or all of the Securities beneficially owned by it, in public market or privately negotiated transactions; entering into financial instruments or other agreements that increase or decrease the economic exposure of the Hillhouse Entities with respect to their investment in the Issuer and/or otherwise changing the Reporting Person's intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Voting Ordinary Shares and percentages of the Voting Ordinary Shares beneficially owned by the Reporting Person. The percentage used in this Schedule 13D is calculated based upon 17,964,779 Voting Ordinary Shares outstanding as of February 28, 2019 as reported in the annual report on Form 10-K filed by the Issuer with the SEC on March 1, 2019.

CUSIP No. G3075P101	SCHEDULE 13D/A	Page 5 of 6 Pages

This Schedule 13D/A reflects an internal reorganization of the Reporting Person and certain of its affiliates. Hillhouse Capital Management, Ltd., an affiliate of the Reporting Person, is separately filing a Schedule 13D/A with respect to the Voting Ordinary Shares held by certain of their affiliates. The management of the securities reported herein was transferred from Hillhouse Capital Management, Ltd. to HCA effective on March 31, 2019.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of Voting Ordinary Shares as to which the Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	The Reporting Person has not effected any transaction in the Voting Ordinary Shares within the past sixty days.

(d)	No person other than the Hillhouse Entities is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Voting Ordinary Shares reported herein.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Hillhouse Entities hold an aggregate of 1,406,731 Non-Voting Ordinary Shares.

Item 7.	Material to be Filed as Exhibits

None.

CUSIP No. G3075P101	SCHEDULE 13D/A	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Date: April 2, 2019

HillHOUSE CAPital Advisors, LTD.

/s/ Richard A. Hornung
Name: Richard A. Hornung
Title: General Counsel and Chief Compliance Officer